SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 July 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 20 July 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                              Protherics PLC

                           Annual Information Update

London, UK; Brentwood, TN, US: 20 July 2007 - In accordance with Prospectus Rule
5.2, Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, sets out below a list of the information that has been published or made available to the public during the period beginning 15 July 2006 up to and including 19 July 2007.

In accordance with Article 27.3 of the Prospectus Directive Regulation, we confirm that the information referred to in this Annual Information Update was up to date at the time it was published but it is acknowledged that such disclosures may now be or may at any time become out of date due to changing circumstances.

1.         Announcements made via the Regulatory Information Service

All the announcements listed below can be obtained from the London Stock
Exchange website, www.londonstockexchange.com/marketnews or from the Company's website www.protherics.com

Time/Date                        Brief Description of Announcement

12 July 2007                     Dose Selection Announcement
29 Jun 2007                      Total Voting Rights and Share Capital
27 Jun 2007                      Documents Lodged with UK Listing Authority
18 Jun 2007                      Notification of Major Interest in Shares
18 Jun 2007                      Director Shareholding
12 Jun 2007                      PDMR Shareholding
12 Jun 2007                      Director Shareholding
5 Jun 2007                       Final Results
4 Jun 2007                       Notification of Major Interest in Shares
31 May 2007                      Total Voting Rights and Share Capital
25 May 2007                      Notice of Results
22 May 2007                      Phase 2a Data announcement
22 May 2007                      Product update
30 Apr 2007                      Total Voting Rights and Share Capital
27 Apr 2007                      Notification of Major Interest in Shares
26 Apr 2007                      Board changes and trading update
10 Apr 2007                      Blocklisting Return
10 Apr 2007                      Blocklisting Return
10 Apr 2007                      Blocklisting Return
10 Apr 2007                      Blocklisting Return
30 Mar 2007                      Total Voting Rights and Share Capital
27 Mar 2007                      Phase 1/2 Study
21 Mar 2007                      Notification of Major Interests in Shares
19 Mar 2007                      Notification of Major Interests in Shares
16 Mar 2007                      Notification of Major Interests in Shares
12 Mar 2007                      Milestone payment from AstraZeneca
28 Feb 2007                      Total Voting Rights and Share Capital
27 Feb 2007                      Notification of Major Interest in Shares
26 Feb 2007                      Notification of Major Interest in Shares
9 Feb 2007                       Blocklisting Return
31 Jan 2007                      Total Voting Rights and Share Capital
30 Jan 2007                      Notification of Major Interest in Shares
24 Jan 2007                      Appointment of Non-executive Director
17 Jan 2007                      Notification of Major Interest in Shares
11 Jan 2007                      Product update
8 Jan 2007                       Product submission
8 Jan 2007                       Notification of Interest in Shares
8 Jan 2007                       Notification of Major Interest in Shares
4 Jan 2007                       Company Acquisition
4 Jan 2007                       Total Voting Rights and Share Capital
4 Jan 2007                       Director Shareholding
3 Jan 2007                       Result of Placing and Open Offer
3 Jan 2007                       Result of Extraordinary General Meeting
28 Dec 2006                      Total Voting Rights and Share Capital
18 Dec 2006                      PDMR Shareholding
18 Dec 2006                      Director Shareholding
7 Dec 2006                       Fundraising, In-Licensing Deals and
                                 Company Acquisition
7 Dec 2006                       Interim Results
7 Dec 2006                       Appointment of Auditors
4 Dec 2006                       Notification of Major Interest in Shares
29 Nov 2006                      Notification of Major Interest in Shares
27 Nov 2006                      Transfer of Market rights
7 Nov 2006                       BLA resubmission
3 Nov 2006                       Product Development Programme update
16 Oct 2006                      Blocklisting Return
8 Oct 2006                       Blocklisting Return
8 Oct 2006                       Blocklisting Return
8 Oct 2006                       Blocklisting Return
8 Oct 2006                       Blocklisting Return
30 Sept 2006                     Notification of Major Interest in Shares
27 Sept 2006                     Issue of unsecured convertible loan notes
26 Sept 2006                     Notification of Major Interests in Shares
22 Sept 2006                     Notification of Major Interests in Shares
18 Sept 2006                     BLA Submission in the US
5 Sept 2006                      Product Data in Leading Journal
8 Aug 2006                       Blocklisting Return
19 July 2006                     AGM results of Proxy Voting
17 July 2006                     Annual Information Update

2.         Documents filed at Companies House

Copies of these documents can be obtained from Companies House at Crown Way,
Maindy, Cardiff CF14 3UZ (Telephone +44 (0) 870 3333 636, email at
enquiries@companies-house.gov.uk) or, if you are a registered user, from
Companies House website www.companieshouse.gov.uk

Date                      Document Filed
25 May 2007               353a - Location of Register of Members
                          (Non-legible)
24 May 2007               88(2)R - Allotment of Shares
17 May 2007               288a - Director Appointed
16 May 2007               88(2)R - Allotment of Shares
28 Apr 2007               88(2)R - Allotment of Shares
10 Apr 2007               88(2)R - Allotment of Shares
03 Apr 2007               88(2)R - Allotment of Shares
29 Mar 2007               88(2)R - Allotment of Shares
7 Mar 2007                88(2)R - Allotment of Shares
27 Feb 2007               88(2)R - Allotment of Shares
19 Feb 2007               88(2)R - Allotment of Shares
18 Feb 2007               88(2)R - Allotment of Shares
17 Feb 2007               288a - Director Appointed
16 Feb 2007               88(2)R - Allotment of Shares
16 Feb 2007               88(2)R - Allotment of Shares
12 Feb 2007               288c - Director's Particulars Changed
12 Feb 2007               363s - Return made up to 12/01/2007;
                          Bulk list available separately
20 Jan 2007               Special Resolutions passed at EGM
8 Jan 2007                88(2)R - Allotment of Shares
4 Jan 2007                288c - Director's Particulars Changed
07 Dec 2006               88(2)R - Allotment of Shares
29 Nov 2006               88(2)R - Allotment of Shares
15 Nov 2006               88(2)R - Allotment of Shares
15 Nov 2006               88(2)R - Allotment of Shares
9 Nov 2006                88(2)R - Allotment of Shares
9 Nov 2006                88(2)R - Allotment of Shares
9 Nov 2006                88(2)R - Allotment of Shares
8 Nov 2006                AUD - Auditor's Resignation
16 Aug 2006               88(2)R - Allotment of Shares
9 Aug 2006                88(2)R - Allotment of Shares
27 July 2006              88(2)R - Allotment of Shares
27 July 2006              88(2)R - Allotment of Shares
25 July 2006              Special Resolutions passed at 2006 AGM
18 July 2006              AA - Group of Companies' Accounts made up to
                          31/03/2006

3.         Documents published and sent to shareholders

Date                        Document Description
27 Jun 2007                 Annual Report and financial statements for year
                            ending 31 March 2007 containing Notice of 2007
                            Annual General Meeting dated 25 June 2007
8 Dec 2006                  Prospectus - Cash Placing and Placing and Open Offer
                            containing Interim statements and Notice of
                            Extraordinary General Meeting dated 7 December 2006

Copies of the Company's annual report and financial statements, interim report together with the Company's Form 20-F are available from the Company's website at www.protherics.com.  Alternatively, the above documents can be obtained through the Company Secretary at the Company's registered office, the Heath
Business and Technical Park, Runcorn, Cheshire WA7 4QX.

4.         Documents filed with the UKLA Document Viewing Facility

Date                         Document Description
27 Jun 2007                  Annual Report and financial statements for year
                             ending 31 March 2007 containing Notice of AGM
27 Jun 2007                  Articles of Association with proposed amendments
27 Jun 2007                  Rules of the Protherics PLC 2005 Deferred Bonus
                             Plan with proposed amendments
4 Jan 2007                   Copies of Resolutions passed at Extraordinary
                             General Meeting held on 3 January 2007
8 Dec 2006                   Prospectus - Cash Placing and Placing and Open
                             Offer containing Interim statements and Notice of
                             Extraordinary General Meeting to be held
                             3 January 2007
19 July 2006                 Resolutions passed at 2006 Annual General Meeting

Copies of the above documents can be obtained from the United Kingdom Listing
Authority's Document Viewing Facility situated at the Financial Services
Authority, The North Colonnade, Canary Wharf, London E14 5HS.

  Ends

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Julie Vickers, Company Secretary                              +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                             +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                          +1 212 850 5600

Or visit  www.protherics.com